

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Stephen D. Lebovitz
Chief Executive Officer
CBL & ASSOCIATES PROPERTIES INC
CBL Center, Suite 500
2030 Hamilton Place Blvd.
Chattanooga, Tennessee 37421-6000

> **Re: CBL & ASSOCIATES PROPERTIES INC**
> **Registration Statement on Form S-3**
> **Filed June 9, 2023**
> **File No. 333-272563**

Dear Stephen D. Lebovitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven R. Barrett, Esq.